As filed with the Securities and Exchange Commission on July 8, 2009
Registration No. 333-159894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No.1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ENERGY XXI (BERMUDA) LIMITED
(Exact name of registrant as specified in its charter)

Bermuda	98-0499286
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 295-2244
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda
(441) 298-3262
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Vinson & Elkins L.L.P.
2500 First City Tower, 1001 Fannin
Houston, Texas 77002
(713) 758-2222
Attn: T. Mark Kelly

Approximate date of commencement of proposed sale to the public:    From time to time after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:    ☐
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filed ☐ (Do not check if a smaller reporting company)	Small reporting company ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling shareholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED July 8 , 2009

PRELIMINARY PROSPECTUS

29,080,685 Shares

ENERGY XXI (BERMUDA) LIMITED

Common Stock

This prospectus relates to the resale by the selling stockholders of up to 29,080,685 shares of our common stock, consisting of up to 16,870,030 shares of common stock and 12,210,655 shares of common stock issuable upon exercise of common stock purchase warrants. We are not selling any shares of common stock under this prospectus and will not receive any proceeds from the sale of common stock by the selling stockholders.

As part of our initial public offering on the “Alternative Investment Market” of the London Stock Exchange in October 2005, we issued common shares, common stock purchase warrants (each exercisable into one common share for $5.00) and unit purchase options (each exercisable for $6.60 into one common share and two common stock purchase warrants (each common stock purchase warrant then exercisable for one common share for $5.00)). Pursuant to an Investor Rights Agreement dated October 13, 2005 by and among us, Sunrise Securities Corp. and Collins Stewart Limited, we agreed to register the common stock underlying the warrants. We have also offered to register for sale the common shares of any holder of common shares electing to participate in this offering.

The shares of common stock to which this prospectus relates may be offered and sold from time to time directly by the selling stockholders or alternatively through underwriters or broker-dealers or agents. The shares of common stock may be sold in one or more transactions, at fixed prices, at prevailing market prices at the time of sale, or at negotiated prices.

Our warrants trade on the Alternative Investment Market of the London Stock Exchange under the symbol “EXXW” and our restricted and unrestricted common stock trades on the Alternative Investment Market of the London Stock Exchange under the symbols “EXXS” and “EXXI”, respectively, and on The Nasdaq Capital Market under the symbol “EXXI”.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2009

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under this shelf process the selling stockholders named in this prospectus or in any supplement to this prospectus may sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may offer. You should read both the prospectus and any prospectus supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation by Reference,” before buying securities in this offering.

You should rely only on the information contained in or incorporated by reference into this prospectus or any prospectus supplement. Neither we nor the selling stockholders have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or the prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “Energy XXI,” “we,” “us” and “our” mean Energy XXI (Bermuda) Limited and its wholly owned subsidiaries.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the SEC under the Securities Act of 1933, as amended, which we refer to as the Securities Act, that registers the resale by the selling stockholders of the securities offered by this prospectus. The registration statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

     We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act. You may read and copy any materials we file with the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public through the SEC’s website at http://www.sec.gov. General information about us, including our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at http://www.energyxxi.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC. Information on our website is not incorporated into this prospectus or our other securities filings and is not a part of this prospectus.

i

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of current reports on Form 8−K or other applicable SEC rules) rather than filed:

•	our annual report on Form 10−K for the year ended June 30, 2008, as filed with the SEC on September 11, 2008;

•	our definitive proxy statement for our 2008 annual meeting of shareholders, as filed with the SEC on September 30, 2008;

•
our quarterly reports for the three-month periods ended September 30, 2008, December 31, 2008 and March 31, 2009 as filed with the SEC on November 5, 2008, February 9, 2009 and May 7, 2009, respectively;

•
our current reports on Form 8−K, as filed with the SEC on September 10, 2008 (two filings), September 11, 2008, October 20, 2008, November 4, 2008, November 5, 2008 (two filings), November 12, 2008, December 15, 2008, February 10, 2009, March 2, 2009, March 17, 2009, March 31, 2009, and May 18, 2009; and

•	the description of our common stock in our Registration Statement on Form 8−A (File No. 001−33628) under Section 12(b) of the Exchange Act.

All documents that we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and until any offerings hereunder are completed, or after the date of the registration statement of which this prospectus forms a part and prior to effectiveness of the registration statement, will be deemed to be incorporated by reference into this prospectus and will be a part of this prospectus from the date of the filing of the document. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. Any statement that is modified or superseded will not constitute a part of this prospectus, except as modified or superseded.

We will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost. Requests should be made by writing or telephoning us at the following address:

Energy XXI (Bermuda) Limited
Attn: Juliet Evans
Canon’s Court, 22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

ii

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Various statements in this prospectus, including those that express a belief, expectation, or intention, as well as those that are not statements of historical fact, are forward-looking statements. The forward-looking statements may include projections and estimates concerning the timing and success of specific projects and our future reserves, production, revenues, income, and capital spending. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, other similar expressions, or the statements that include those words are usually forward-looking statements.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us, or persons acting on our behalf. The risks, contingencies and uncertainties relate to, among other matters, the following:

•	our business strategy;

•	our financial position;

•	our cash flow and liquidity;

•	declines in the prices we receive for our oil and gas affecting our operating results and cash flows;

•	economic slowdowns that can adversely affect consumption of oil and gas by businesses and consumers;

•	uncertainties in estimating our oil and gas reserves;

•	replacing our oil and gas reserves;

•	uncertainties in exploring for and producing oil and gas;

•	our inability to obtain additional financing necessary in order to fund our operations, capital expenditures, and to meet our other obligations;

•	availability of drilling and production equipment and field service providers;

•	disruptions capacity constraints in, or other limitations on the pipeline systems which deliver our gas and other processing and transportation considerations;

•	competition in the oil and gas industry;

•	our inability to retain and attract key personnel;

•	the effects of government regulation and permitting and other legal requirements;

•	costs associated with perfecting title for mineral rights in some of our properties; and

•	other factors discussed under “Risk Factors.”

iii

SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our common stock. You should read and carefully consider this entire prospectus, including the information presented under the heading “Risk Factors” and the other information contained in or incorporated by reference in this prospectus before making an investment decision.

Overview

We are an independent oil and natural gas exploration and production company whose growth strategy emphasizes acquisitions, enhanced by our organic drilling program, which seeks to further exploit our acquired properties. We operate geographically focused producing reserves located in the U.S. Gulf of Mexico waters and the Gulf Coast onshore, and we target the acquisition of oil and gas properties with which we can add value by increasing production and ultimate recovery of reserves, whether through exploitation or exploration, often using reprocessed seismic data to identify previously overlooked opportunities.

As of our fiscal year end June 30, 2008, our total proved reserves were 51.5 MMBoe and we operated or had an interest in 384 producing wells on 134,859 net developed acres, including interests in 62 producing fields. All of our properties are located on the Gulf Coast and in the Gulf of Mexico, with approximately 78 percent of our proved reserves being offshore. This concentration facilitates our ability to manage the operated fields efficiently. We believe managing our assets is a key strength, and approximately 71 percent of our proved reserves are on properties operated by us. In addition, we have a seismic database covering approximately 2,800 square miles, primarily focused on our existing operations. This database has helped us identify at least 40 additional development and exploration opportunities. We believe the mature legacy fields on which our assets are located lend themselves well to our aggressive exploitation strategy and expect to identify incremental exploration opportunities on the properties. For the six months ended December 31, 2008, and year ended June 30, 2008, approximately 35% and 43%, respectively, of our drilling capital was spent on exploitation, with the balance split between lower-risk and higher-impact exploration plays. We intend to grow our reserve base and increase production through strategic acquisitions of oil and natural gas properties, our drilling program and the further optimization of production.

We actively manage price risk and hedge a high percentage of our proved developed producing reserves to enhance revenue certainty and predictability. Our disciplined risk management strategy provides substantial price protection so that our cash flow is largely driven by production results rather than commodity prices. This greater price certainty allows us to efficiently allocate our capital resources and minimize our operating cost.

Reserves

The following estimates of our net proved crude oil and natural gas reserves are based on evaluations prepared by our third-party reservoir engineers, Miller and Lents, Ltd., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, L.P., in accordance with SEC regulations.

	June 30, 2008
	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves
Crude oil (MBbls)	13,365	6,428	19,793	10,172	29,965
Natural gas (MMcf)	46,260	31,731	77,991	51,207	129,198
Total (MBOE)	21,075	11,717	32,792	18,706	51,498

PV-10 (in thousands) (1)	$1,625,209	$678,426	$2,303,635	$997,794	$3,301,429

(1)
PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2008) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.

	June 30, 2008
	Proved Developed Producing	Proved Developed Non-Producing	Total Proved Developed	Proved Undeveloped	Total Proved Reserves
PV-10 (in thousands) (1)	$1,625,209	$678,426	$2,303,635	$997,794	$3,301,429

Income taxes					1,036,581
10 percent discount					(244,851)
Discounted Income taxes					791,730
Standardized measure of future net discount cash flows					$2,509,699

(1)
PV-10 reflects the present value of our estimated future net revenues to be generated from the production of proved reserves, determined in accordance with the rules and regulations of the SEC (using prices and costs in effect as of June 30, 2008) without giving effect to non-property related expenses such as general and administrative expenses, debt service, DD&A expense and discounted at 10 percent per year before income taxes.

Productive Wells

The following table sets forth our working interests in productive wells.

	As of March 31, 2009		As of June 30, 2008
	Gross	Net	Gross	Net
Natural Gas	150	45	172	63.5
Crude Oil	150	71	212	93.9
Total	300	116	384	157.4

Drilling Activity

The following table sets forth our drilling activity.

	Nine-Month Period Ended March 31, 2009		Year Ended June 30, 2008		Year Ended June 30, 2007
	Gross	Net	Gross	Net	Gross	Net
Productive
Development	5.0	2.2	8.0	5.4	19.0	14.6
Exploratory	2.0	0.6	5.0	1.7	5.0	2.8
Injection	1.0	0.5	—	—	—	—
Total	8.0	3.3	13.0	7.1	24.0	17.4
Dry
Development	1.0	1.0	2.0	2.0	8.0	8.0
Exploratory	4.0	2.3	13.0	5.4	8.0	3.6
Total	5.0	3.3	15.0	7.4	16.0	11.6

As of March 31, 2009, 1 gross well, representing approximately 0.2 net wells, were being drilled or awaiting completion.

Oil and Gas Production and Prices

Our average daily production represents our net ownership and includes royalty interests and net profit interests owned by us. The following table sets forth our average daily production and average sales prices.

	Nine-Month Period Ended March 31, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007
Sales Volumes per Day
Natural gas (MMcf)	50.1	75.7	50.3
Crude oil (MBbls)	11.2	13.5	7.8
Total (MBOE)	19.5	26.2	16.2
Average Sales Price
Natural gas per Mcf	$7.14	$8.57	$7.13
Hedge gain per Mcf	0.98	0.34	0.90
Total natural gas per Mcf	$8.12	$8.91	$8.03
Crude oil per Bbl	$71.46	$97.72	$62.33
Hedge gain (loss) per Bbl	0.70	(17.82)	5.60
Total crude oil per Bbl	$72.16	$79.90	$67.93
Sales price per BOE	$59.22	$75.40	$52.23
Hedge gain (loss) per BOE	2.92	(8.24)	5.48
Total sales price per BOE	$62.14	$67.16	$57.71

Production Unit Costs

The following table sets forth our production unit costs. Production costs include production taxes and lease operating expense.

	Nine-Month Period Ended March 31, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007
Average Costs per BOE
Production costs
Lease operating expense
Workover expense	$2.11	$2.34	$1.40
Insurance expense	2.77	1.90	2.14
Other lease operating expense	13.33	10.68	8.12
Production taxes	1.03	0.91	0.61
	$19.24	$15.83	$12.27
Depreciation, depletion and amortization rates	$33.14	$32.09	$24.68
Impairment of oil and gas properties	$107.76	$—	$—

Capital Expenditures

The following table sets forth our capital expenditures.

	Nine-Month Period Ended March 31, 2009	Year Ended June 30, 2008	Year Ended June 30, 2007
	(In Thousands)
Oil and Gas Activities
Development	$117,086	$205,681	$362,219
Exploration	136,820	114,639	67,140
Acquisitions	—	40,016	717,618
Other Property and Equipment	880	9,758	2,468
Total	$254,786	$370,094	$1,149,445

Properties

Below is a map showing the location of our significant properties.

Corporate History and Offices

We were originally formed and incorporated in July 2005 as an exempted company under the laws of Bermuda to serve as a vehicle for the acquisition of oil and gas reserves and related assets. In October 2005, we completed a $300 million initial public offering of common stock and warrants on the Alternative Investment Market of the London Stock Exchange. To date, we have completed three major acquisitions of oil and natural gas properties.

Our exploration and production activities commenced in April 2006 upon our acquisition of Marlin Energy Offshore, LLC and its affiliates (“Marlin”), whose Gulf of Mexico assets consisted of working interests in 34 oil and gas fields with 108 producing wells. The net proved reserve base of the Marlin properties totaled 25.2 MMBoe as of June 30, 2007. In July 2006, we acquired additional oil and gas working interests in 21 onshore and inland water Louisiana Gulf Coast fields from affiliates of Castex Energy, Inc. (“Castex”). The Castex properties held net proved reserves of 10.2 MMBoe as of June 30, 2007. On June 8, 2007, we acquired certain oil and natural gas properties in the Gulf of Mexico (the “Pogo Properties”) from Pogo Producing Company (the “Pogo Acquisition.”) The Pogo Acquisition included working interests in 28 oil and gas fields. The net proved reserve base of the Pogo Properties totaled 20.2 MMBoe as of June 30, 2007. In the month ended June 30, 2007, the Pogo Properties added 7.9 MBoed to our production level.

Our principal executive offices are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda, and our telephone number at that address is (441) 295-2244.

THE OFFERING

Common stock offered by the selling shareholders	Up to 29,080,685 shares, consisting of the following:

16,870,030 shares of common stock;

12,210,655 shares of common stock issuable upon the exercise of common stock purchase warrants at an exercise price of $5.00 per share;

Common stock outstanding prior to this offering	146,415,258 shares

Use of Proceeds	We will not receive any proceeds from the sale of common stock. Please read “Use of Proceeds.”

Alternative Investment Market (AIM) Symbol for Unrestricted Common Stock	“EXXI”

AIM Symbol for Restricted Common Stock	“EXXS”

AIM Symbol for Warrants	“EXXW”

Nasdaq Global Market Symbol	“EXXI”

RISK FACTORS

Risks Associated with Energy XXI Generally

Because we have a limited operating history, you may not be able to evaluate our current and future business prospects accurately.

We have a limited operating and financial history upon which you can base an evaluation of our current and future business. The results of exploration, development, production and operation of our properties may differ significantly from that of prior owners.

The possible lack of business diversification may adversely affect our results of operations.

Unlike other entities that are geographically diversified, we will not have the resources to effectively diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating only offshore Gulf of Mexico and Louisiana acquisitions our lack of diversification may:

•	subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we operate; and

•	result in our dependency upon a single or limited number of reserve basins.

Our indebtedness may limit our ability to borrow additional funds or capitalize on acquisition or other business opportunities.

We have incurred substantial indebtedness in acquiring our properties. Our leverage and the current and future restrictions contained in the agreements governing our indebtedness may reduce our ability to incur additional indebtedness, engage in certain transactions or capitalize on acquisition or other business opportunities. Our indebtedness and other financial obligations and restrictions could have important consequences. For example, they could:

•	impair our ability to obtain additional financing in the future for capital expenditures, potential acquisitions, general corporate purposes or other purposes;

•	result in higher interest expense in the event of increases in interest rates since some of our debt is at variable rates of interest;

•	have a material adverse effect if we fail to comply with financial and restrictive covenants in any of our debt agreements, including an event of default if such event is not cured or waived;

•	require us to dedicate a substantial portion of future cash flow to payments of our indebtedness and other financial obligations, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•	place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

If we are unable to meet future debt service obligations and other financial obligations, we could be forced to restructure or refinance our indebtedness and other financial transactions, seek additional equity or sell assets. We may then be unable to obtain such financing or capital or sell assets on satisfactory terms, if at all.

We expect to have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We expect to make substantial capital expenditures for the acquisition, development, production, exploration and abandonment of oil and gas reserves. Our capital requirements will depend on numerous factors, and we cannot predict accurately the timing and amount of our capital requirements. We intend to primarily finance our capital expenditures through cash flow from operations. However, if our capital requirements vary materially from those provided for in our current projections, we may require additional financing sooner than anticipated. A decrease in expected revenues or adverse change in market conditions could make obtaining this financing economically unattractive or impossible. Without additional capital resources, we may be forced to limit or defer our planned natural gas and oil exploration and development program, and this will adversely affect the recoverability and ultimate value of our natural gas and oil properties, in turn negatively affecting our business, financial condition and results of operations. As a result, we may lack the capital necessary to complete potential acquisitions or to capitalize on other business opportunities.

Risks Associated with Acquisitions and Our Risk Management Program

Our acquisitions may be stretching our existing resources.

Since our inception in 2005, we have made three major acquisitions and have become a reporting company in the United States. These transactions may prove to stretch our internal resources and infrastructure. As a result, we may need to invest in additional resources, which will increase our costs. Any further acquisitions we make over the short term would likely exacerbate these risks.

We may be unable to successfully integrate the operations of the properties we acquire.

Integration of the operations of the properties we acquire with our existing business will be a complex, time-consuming and costly process. Failure to successfully integrate the acquired businesses and operations in a timely manner may have a material adverse effect on our business, financial condition, results of operations and cash flows. The difficulties of combining the acquired operations include, among other things:

•	operating a significantly larger combined organization;

•	coordinating geographically disparate organizations, systems and facilities;

•	integrating corporate, technological and administrative functions;

•	diverting management’s attention from other business concerns;

•	loss of key vendors from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

The process of integrating our operations could cause an interruption of, or loss of momentum in, the activities of our business. Members of our senior management may be required to devote considerable amounts of time to this integration process, which will decrease the time they will have to manage our business. If our senior management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer.

In addition, we face the risk of identifying, competing for and pursuing other acquisitions, which takes time and expense and diverts management’s attention from other activities.

We may not realize all of the anticipated benefits from our acquisitions.

We may not realize all of the anticipated benefits from acquisitions, such as increased earnings, cost savings and revenue enhancements, for various reasons, including difficulties integrating operations and personnel, higher than expected acquisition and operating costs or other difficulties, unknown liabilities, inaccurate reserve estimates and fluctuations in market prices.

If we are unable to effectively manage the commodity price risk of our production if energy prices fall, we may not realize the anticipated cash flows from our acquisitions.

Compared to some other participants in the oil and gas industry, we are a relatively small company with modest resources. Therefore, there is the possibility that we may be required to either purchase relatively expensive put options, or commit to deliver future production, to manage the commodity price risk of our future production. To the extent that we commit to deliver future production, we may be forced to make cash deposits available to counterparties as they mark to market these financial hedges. This funding requirement may limit the level of commodity price risk management that we are prudently able to complete. In addition, we are unlikely to hedge undeveloped reserves to the same extent that we hedge the anticipated production from proved developed reserves. If we do not manage or are not capable of managing the commodity price risk of our production and energy prices fall significantly, we may not be able to realize the cash flows from our assets that are currently anticipated even if we are successful in increasing the production and ultimate recovery of reserves.

If we place hedges on future production and encounter difficulties meeting that production, we may not realize the originally anticipated cash flows.

Our assets consist of a mix of reserves, with some being developed while others are undeveloped. To the extent that we sell the production of these reserves on a forward-looking basis but do not realize that anticipated level of production, our cash flow may be adversely affected if energy prices rise above the prices for the forward-looking sales. In this case, we would be required to make payments to the purchaser of the forward-looking sale equal to the difference between the current commodity price and that in the sales contract multiplied by the physical volume of the shortfall. There is the risk that production estimates could be inaccurate or that storms or other unanticipated problems could cause the production to be less than the amount anticipated causing us to make payments to the purchasers pursuant to the terms of the hedging contracts.

Risks Related to the Oil and Gas Business

Oil and natural gas prices are volatile, and a decline in oil and natural gas prices would significantly affect our financial results and impede growth.

Our future revenues, profitability and cash flow will depend substantially upon the prices and demand for oil and natural gas. The markets for these commodities are volatile and even relatively modest drops in prices can significantly affect our financial results and impede our growth. Prices for oil and natural gas fluctuate widely in response to relatively minor changes in the supply and demand for oil and natural gas, market uncertainty and a variety of additional factors beyond our control, such as:

•	domestic and foreign supplies of oil and natural gas;

•	price and quantity of foreign imports of oil and natural gas;

•	actions of the Organization of Petroleum Exporting Countries and other state-controlled oil companies relating to oil and natural gas price and production controls;

•	level of consumer product demand;

•	level of global oil and natural gas exploration and productivity;

•	domestic and foreign governmental regulations;

•	level of global oil and natural gas inventories;

•	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	weather conditions;

•	technological advances affecting oil and natural gas consumption;

•	overall U.S. and global economic conditions; and

•	price and availability of alternative fuels.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Lower oil and natural gas prices may not only decrease our expected future revenues on a per unit basis but also may reduce the amount of oil and natural gas that we can produce economically. This may result in us having to make substantial downward adjustments to our estimated proven reserves and could have a material adverse effect on our financial condition and results of operations.

To attempt to reduce our price risk, we periodically enter into hedging transactions with respect to a portion of our expected future production. We cannot assure you that such transactions will reduce the risk or minimize the effect of any decline in oil or natural gas prices. Any substantial or extended decline in the prices of or demand for oil or natural gas would have a material adverse effect on our financial condition and results of operations.

Reserve estimates depend on many assumptions that may turn out to be inaccurate and any material inaccuracies in the reserve estimates or underlying assumptions of the Marlin, Castex or Pogo properties will materially affect the quantities and present value of those reserves.

Estimating crude oil and natural gas reserves is complex and inherently imprecise. It requires interpretation of the available technical data and making many assumptions about future conditions, including price and other economic conditions. In preparing such estimates, projection of production rates, timing of development expenditures and available geological, geophysical, production and engineering data are analyzed. The extent, quality and reliability of this data can vary. This process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds. If our interpretations or assumptions used in arriving at our reserve estimates prove to be inaccurate, the amount of oil and gas that will ultimately be recovered may differ materially from the estimated quantities and net present value of reserves owned by us. Any significant inaccuracies in these interpretations or assumptions could also materially affect the estimated quantities of reserves shown in the reserve reports summarized herein. Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and gas reserves most likely will vary from estimates, perhaps significantly. In addition, we may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond our control.

Unless we replace crude oil and natural gas reserves our future reserves and production will decline.

Our future crude oil and natural gas production will depend on our success in finding or acquiring additional reserves. If we are unable to replace reserves through drilling or acquisitions, our level of production and cash flows will be adversely affected. In general, production from crude oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Our total proved reserves decline as reserves are produced unless we conduct other successful exploration and development activities or acquire properties containing proved reserves, or both. Our ability to make the necessary capital investment to maintain or expand our asset base of oil and gas reserves would be impaired to the extent cash flow from operations is reduced and external sources of capital become limited or unavailable. We may not be successful in exploring for, developing or acquiring additional reserves. We also may not be successful in raising funds to acquire additional reserves.

Relatively short production periods or reserve life for Gulf of Mexico properties subject us to higher reserve replacement needs and may impair our ability to reduce production during periods of low oil and natural gas prices.

High production rates generally result in recovery of a relatively higher percentage of reserves from properties in the Gulf of Mexico during the initial few years when compared to other regions in the United States. Typically, 50% of the reserves of properties in the Gulf of Mexico are depleted within three to four years. Due to high initial production rates, production of reserves from reservoirs in the Gulf of Mexico generally decline more rapidly than from other producing reservoirs. The vast majority of our existing operations are in the Gulf of Mexico. As a result, our reserve replacement needs from new prospects may be greater than those of other oil and gas companies with longer life reserves in other producing areas. Also, our expected revenues and return on capital will depend significantly on prices prevailing during these relatively short production periods. Our need to generate revenues to fund ongoing capital commitments or repay debt may limit our ability to slow or shut in production from producing wells during periods of low prices for oil and natural gas.

Competition for oil and gas properties and prospects is intense and some of our competitors have larger financial, technical and personnel resources that give them an advantage in evaluating and obtaining properties and prospects.

We operate in a highly competitive environment for reviewing prospects, acquiring properties, marketing oil and gas and securing trained personnel. Many of our competitors are major or independent oil and gas companies that possess and employ financial resources that allow them to obtain substantially greater technical and personnel resources than us. We actively compete with other companies when acquiring new leases or oil and gas properties. For example, new leases acquired from the Minerals Management Service, or MMS, are acquired through a “sealed bid” process and are generally awarded to the highest bidder. These additional resources can be particularly important in reviewing prospects and purchasing properties. Competitors may be able to evaluate, bid for and purchase a greater number of properties and prospects than our financial or personnel resources permit. Competitors may also be able to pay more for productive oil and gas properties and exploratory prospects than we are able or willing to pay. If we are unable to compete successfully in these areas in the future, our future revenues and growth may be diminished or restricted.

The unavailability or high cost of drilling rigs, equipment, supplies, personnel and oil field services could adversely affect our ability to execute exploration and exploitation plans on a timely basis and within budget, and consequently could adversely affect our anticipated cash flow.

We utilize third-party services to maximize the efficiency of our organization. The cost of oil field services has increased significantly during the past year as oil and gas companies have sought to increase production. While we currently have excellent relationships with oil field service companies, there is no assurance that we will be able to contract for such services on a timely basis or that the cost of such services will remain at a satisfactory or affordable level. Shortages or the high cost of drilling rigs, equipment, supplies or personnel could delay or adversely affect our exploitation and exploration operations, which could have a material adverse effect on our business, financial condition or results of operations.

The geographic concentration of our properties in the Gulf of Mexico subjects us to an increased risk of loss of revenue or curtailment of production from factors affecting the Gulf of Mexico specifically.

The geographic concentration of our properties in the Gulf of Mexico means that some or all of the properties could be affected should the Gulf of Mexico experience:

•	severe weather;

•	delays or decreases in production, the availability of equipment, facilities or services;

•	delays or decreases in the availability of capacity to transport, gather or process production; and/or

•	changes in the regulatory environment.

For example, the oil and gas properties that we acquired in April 2006 were damaged by Hurricanes Katrina, Rita and Ike, which required us to spend a considerable amount of time and capital on inspections, repairs, debris removal, and the drilling of replacement wells. Although we maintain insurance coverage to cover a portion of these types of risks, there may be potential risks associated with our operations not covered by insurance. There also may be certain risks covered by insurance where the policy does not reimburse us for all of the costs related to a loss.

Because all or a number of the properties could experience any of the same conditions at the same time, these conditions could have a relatively greater impact on our results of operations than they might have on other producers who have properties over a wider geographic area.

Our future business will involve many uncertainties and operating risks that can prevent us from realizing profits and can cause substantial losses.

We engage in exploration and development drilling activities. Any such activities may be unsuccessful for many reasons. In addition to a failure to find oil or natural gas, drilling efforts can be affected by adverse weather conditions (such as hurricanes and tropical storms in the Gulf of Mexico), cost overruns, equipment shortages and mechanical difficulties. Moreover, the successful drilling of a gas or oil well does not ensure we will realize a profit on our investment. A variety of factors, both geological and market-related, could cause a well to become uneconomic or only marginally economic. In addition to their costs, unsuccessful wells could impede our efforts to replace reserves.

Our business involves a variety of inherent operating risks, including:

•	fires;

•	explosions;

•	blow-outs and surface cratering;

•	uncontrollable flows of gas, oil and formation water;

•	natural disasters, such as hurricanes and other adverse weather conditions;

•	pipe, cement, subsea well or pipeline failures;

•	casing collapses;

•	mechanical difficulties, such as lost or stuck oil field drilling and service tools;

•	abnormally pressured formations; and

•	environmental hazards, such as gas leaks, oil spills, pipeline ruptures and discharges of toxic gases.

If we experience any of these problems, well bores, platforms, gathering systems and processing facilities could be affected, which could adversely affect our ability to conduct operations. We could also incur substantial losses due to costs and/or liability incurred as a result of:

•	injury or loss of life;

•	severe damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	clean-up responsibilities;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repairs to resume operations.

Our offshore operations will involve special risks that could affect operations adversely.

Offshore operations are subject to a variety of operating risks specific to the marine environment, such as capsizing, collisions and damage or loss from hurricanes or other adverse weather conditions. These conditions can cause substantial damage to facilities and interrupt production. As a result, we could incur substantial liabilities that could reduce or eliminate the funds available for exploration, development or leasehold acquisitions, or result in loss of equipment and properties. In particular, we are not intending to put in place business interruption insurance due to the fact that this is not economically viable and therefore may not be able to rely on insurance cover in the event of such natural phenomena. Exploration for oil or natural gas in the deepwater of the Gulf of Mexico generally involves greater operational and financial risks than exploration on the shelf. Deepwater drilling generally requires more time and more advanced drilling technologies, involving a higher risk of technological failure and usually higher drilling costs. Deepwater wells use subsea completion techniques with subsea trees tied back to host production facilities with flow lines. The installation of these subsea trees and flow lines requires substantial time and the use of advanced remote installation mechanics. These operations may encounter mechanical difficulties and equipment failures that could result in significant cost overruns. Furthermore, the deepwater operations generally lack the physical and oilfield service infrastructure present on the shelf. As a result, a significant amount of time may elapse between a deepwater discovery and the marketing of the associated oil or natural gas, increasing both the financial and operational risk involved with these operations. Because of the lack and high cost of infrastructure, some reserve discoveries in the deepwater may never be produced economically.

The properties which we acquire may not produce as projected, and we may be unable to determine reserve potential, identify liabilities associated with the acquired properties or obtain protection from sellers against such liabilities.

The properties we acquire may not produce as expected, may be in an unexpected condition and we may be subject to increased costs and liabilities, including environmental liabilities. Although we will review properties prior to acquisition in a manner consistent with industry practices, such reviews are not capable of identifying all potential conditions. Generally, it is not feasible to review in depth every individual property involved in each acquisition. We focus our review efforts on the higher value properties or properties with known adverse conditions and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal existing or potential problems or permit a buyer to become sufficiently familiar with the properties to fully assess their condition, any deficiencies, and development potential. Inspections may not be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken.

Market conditions or transportation impediments may hinder access to oil and gas markets or delay production.

Market conditions, the unavailability of satisfactory oil and natural gas transportation or the remote location of our drilling operations may hinder our access to oil and natural gas markets or delay production. The availability of a ready market for oil and gas production depends on a number of factors, including the demand for and supply of oil and gas and the proximity of reserves to pipelines or trucking and terminal facilities. In deepwater operations, the availability of a ready market depends on the proximity of and our ability to tie into existing production platforms owned or operated by others and the ability to negotiate commercially satisfactory arrangements with the owners or operators. We may be required to shut in wells or delay initial production for lack of a market or because of inadequacy or unavailability of pipeline or gathering system capacity. When that occurs, we will be unable to realize revenue from those wells until the production can be tied to a gathering system. This can result in considerable delays from the initial discovery of a reservoir to the actual production of the oil and gas and realization of revenues. In some cases, our wells may be tied back to platforms owned by parties with no economic interests in these wells. There can be no assurance that owners of such platforms will continue to operate the platforms. If the owners cease to operate the platforms or their processing equipment, we may be required to shut in the associated wells, which could adversely affect our results of operations.

We will not be the operator on all of our properties and therefore will not be in a position to control the timing of development efforts, the associated costs, or the rate of production of the reserves on such properties.

As we carry out our planned drilling program, we will not serve as operator of all planned wells. We operate approximately 75% of our properties. As a result, we may have limited ability to exercise influence over the operations of some non-operated properties or their associated costs. Dependence on the operator and other working interest owners for these projects, and limited ability to influence operations and associated costs could prevent the realization of targeted returns on capital in drilling or acquisition activities. The success and timing of development and exploitation activities on properties operated by others depend upon a number of factors that will be largely outside of our control, including:

•	the timing and amount of capital expenditures;

•	the availability of suitable offshore drilling rigs, drilling equipment, support vessels, production and transportation infrastructure and qualified operating personnel;

•	the operator’s expertise and financial resources;

•	approval of other participants in drilling wells;

•	selection of technology; and

•	the rate of production of the reserves.

Our insurance may not protect us against business and operating risks.

We maintain insurance for some, but not all, of the potential risks and liabilities associated with our business. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially, and in some instances, certain insurance policies are economically unavailable or available only for reduced amounts of coverage. As a result, we procure other desirable insurance on commercially reasonable terms, if possible. Although we will maintain insurance at levels we believe is appropriate and consistent with industry practice, we will not be fully insured against all risks, including business interruption insurance which cannot be sourced on economic terms, and drilling and completion risks that are generally not recoverable from third parties or insurance. In addition, pollution and environmental risks generally are not fully insurable. Losses and liabilities from uninsured and underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations. As a result of a number of recent catastrophic events like the terrorist attacks on September 11, 2001 and Hurricanes Ivan, Katrina, Rita and Ike, insurance underwriters increased insurance premiums for many of the coverages historically maintained and issued general notices of cancellation and significant changes for a wide variety of insurance coverages. The oil and natural gas industry suffered extensive damage from Hurricanes Ivan, Katrina, Rita and Ike. As a result, insurance costs have increased significantly from the costs that similarly situated participants in this industry have historically incurred. Insurers are requiring higher retention levels and limit the amount of insurance proceeds that are available after a major wind storm in the event that damages are incurred. If storm activity in the future is as severe as it was in 2005 and 2008, insurance underwriters may no longer insure Gulf of Mexico assets against weather-related damage. A number of industry participants have previously maintained business interruption insurance. This insurance may not be economically available in the future, which could adversely impact business prospects in the Gulf of Mexico and adversely impact our operations. If an accident or other event resulting in damage to our operations, including severe weather, terrorist acts, war, civil disturbances, pollution or environmental damage, occurs and is not fully covered by insurance or a recoverable indemnity from a customer, it could adversely affect our financial condition and results of operations. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable or be able to obtain insurance against certain risks.

Our operations will be subject to environmental and other government laws and regulations that are costly and could potentially subject us to substantial liabilities.

Crude oil and natural gas exploration and production operations in the United States and the Gulf of Mexico are subject to extensive federal, state and local laws and regulations. Companies operating in the Gulf of Mexico are subject to laws and regulations addressing, among others, land use and lease permit restrictions, bonding and other financial assurance related to drilling and production activities, spacing of wells, unitization and pooling of properties, environmental and safety matters, plugging and abandonment of wells and associated infrastructure after production has ceased, operational reporting and taxation. Failure to comply with such laws and regulations can subject us to governmental sanctions, such as fines and penalties, as well as potential liability for personal injuries and property and natural resources damages. We may be required to make significant expenditures to comply with the requirements of these laws and regulations, and future laws or regulations, or any adverse change in the interpretation of existing laws and regulations, could increase such compliance costs. Regulatory requirements and restrictions could also significantly delay or curtail our operations and could have a significant impact on our financial condition or results of operations.

Our oil and gas operations are subject to stringent laws and regulations relating to the release or disposal of materials into the environment or otherwise relating to environmental protection. These laws and regulations:

•	require the acquisition of a permit before drilling commences;

•	restrict the types, quantities and concentration of substances that can be released into the environment in connection with drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands and other protected areas; and

•	impose substantial liabilities for pollution resulting from operations.

Failure to comply with these laws and regulations may result in:

•	the imposition of administrative, civil and/or criminal penalties;

•	incurring investigatory or remedial obligations; and

•	the imposition of injunctive relief.

Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on our industry in general and on our own results of operations, competitive position or financial condition. Although we intend to be in compliance in all material respects with all applicable environmental laws and regulations, we cannot assure you that we will be able to comply with existing or new regulations. In addition, the risk of accidental spills, leakages or other circumstances could expose us to extensive liability.

We are unable to predict the effect of additional environmental laws and regulations which may be adopted in the future, including whether any such laws or regulations would materially adversely increase our cost of doing business or affect operations in any area.

Under certain environmental laws and regulations, we could be held strictly liable for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination, or if current or prior operations were conducted consistent with accepted standards of practice. Such liabilities can be significant, and if imposed could have a material adverse effect on our financial condition or results of operations.

Other Risks

If we are not able to maintain adequate compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may be unable to provide the required financial information in a timely and reliable manner and may be subject to sanctions by regulatory authorities.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the SEC are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We continue evaluating our internal controls systems to allow management to report on, and our independent auditors to attest to, our internal controls. We will continue to perform the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. While we have been able to fully implement the requirements relating to internal controls and all other aspects of Section 404 by our June 30, 2008 deadline, we cannot be certain as to the ongoing compliance of our evaluation, testing and remediation actions or the impact of the same on our operations since there is presently no precedent available by which to measure ongoing compliance adequacy. If we are not able to maintain adequate compliance with the requirements of Section 404, we might be subject to sanctions or investigation by regulatory authorities such as the SEC. Any such action could adversely affect our financial results or investors’ confidence in our company. In addition, the controls and procedures that we implemented may not comply with all of the current or future rules and regulations of the SEC. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the required financial information in a timely and reliable manner.

We depend on key personnel, the loss of any of whom could materially adversely affect future operations.

Our success will depend to a significant extent upon the efforts and abilities of our executive officers. The loss of the services of one or more of these key employees could have a material adverse effect on us. Our business will also be dependent upon our ability to attract and retain qualified personnel. Acquiring and keeping these personnel could prove more difficult or cost substantially more than estimated. This could cause us to incur greater costs, or prevent us from pursuing our exploitation strategy as quickly as we would otherwise wish to do.

Unanticipated decommissioning costs could materially adversely affect our future financial position and results of operations.

We may become responsible for unanticipated costs associated with abandoning and reclaiming wells, facilities and pipelines. Abandonment and reclamation of facilities and the costs associated therewith is often referred to as “decommissioning.” Should decommissioning be required that is not presently anticipated, such costs may exceed the value of reserves remaining at any particular time. We may have to draw on funds from other sources to satisfy such costs. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on our financial position and results of operations.

If we are unable to acquire or renew permits and approvals required for operations, we may be forced to suspend or cease operations altogether.

The construction and operation of energy projects require numerous permits and approvals from governmental agencies. We may not be able to obtain all necessary permits and approvals, and as a result our operations may be adversely affected. In addition, obtaining all necessary permits and approvals may necessitate substantial expenditures and may create a significant risk of expensive delays or loss of value if a project is unable to function as planned due to changing requirements or local opposition.

We may be taxed as a United States Corporation.

We are incorporated under the laws of Bermuda because of our long-term desire to have substantial business interests outside the U.S. and recent legislation in the U.S. that penalizes domestic corporations that reincorporate in a foreign country.

We plan to purchase any U.S. assets through our wholly owned subsidiary Energy XXI, Inc. Energy XXI, Inc. and its subsidiaries will pay U.S. taxes on U.S. income. We do not currently intend to engage in any business activity in the U.S. However, there is a risk that some or all of our income could be challenged, and considered as effectively connected to a U.S. trade or business, and therefore subject to U.S. taxation. In consideration of this risk, we and our U.S. subsidiaries will implement certain operational steps to separate the U.S. operations from our other operations. In general, employees based in the U.S. will be employees of our U.S. subsidiaries, and will be paid for their services by such U.S. subsidiaries. Salaries of our employees who are resident in the U.S. and who render services to the U.S. business activities will be allocated as expenses of the U.S. subsidiaries.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholders. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants owned by the selling stockholders. We expect to use the proceeds received from the exercise of the warrants, if any, for general working capital purposes.

SELLING STOCKHOLDERS

The table below sets forth information concerning the resale of the shares of common stock by the selling stockholders. We will not receive any proceeds from the resale of the common stock by the selling stockholders. We will receive proceeds from the exercise of the warrants, but not on the sale of the common stock issued to the selling stockholder upon exercise of the warrants. Assuming all the shares registered below are sold by the selling stockholders, none of the selling stockholders will continue to own any shares of our common stock registered pursuant to the registration statement of which this prospectus forms a part.

The following table also sets forth the name of each person who is offering the resale of shares of common stock by this prospectus, the number of shares of common stock beneficially owned by each person based on its ownership of the shares of common stock and the warrants, as of June 1, 2009, assuming exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on exercise, the number of shares of common stock that may be sold in this offering and the number of shares of common stock each person will own after the offering, assuming they sell all of the shares offered. Pursuant to Rule 13d-3 under the Exchange Act, certain persons may be deemed to beneficially own the shares offered by certain of the selling stockholders listed below. All such beneficial ownership is disclosed in the appropriate footnotes to the selling stockholders' table.

Unless otherwise indicated below, none of the selling stockholders have and within the past three years had any position, office or other material relationship with us or any of our predecessors or affiliates. In addition, based on information furnished by the selling stockholders, none of the selling stockholders are broker-dealers, affiliates of broker-dealers or underwriters, except as noted in the footnotes below.

The selling stockholders acquired their shares of common stock offered hereby in connection with our initial listing on the AIM in October 2005 of (i) 100,000,000 warrants to purchase common stock and 50,000,000 shares of common stock; (ii) 5,000,000 unit purchase options, each exercisable into one share of common stock and two warrants to purchase common stock; and (iii) 12,500,000 shares of common stock issued to members of our management, as well as through open market purchases of our common stock and warrants.

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering (1)		Number of Shares of Common Stock Offered Hereby		Number of Shares Owned Upon Completion of the Offering	Percentage of Shares Owned Upon Completion of the Offering (2)
Eric Abitol	85,681	(3)	38,065	(3)	47,616	*
Ashdon Select Manger Trust (4)	16,821	(5)	16,821	(5)	—	*
Howard Barousse	5,000		5,000		—	*
Belridge Energy Advisors (6)	137,500	(7)	137,500	(7)	—	*
William Colvin (8)	244,424		244,424		—	*
Daimler Chrysler Corporation Master Retirement Trust (4)	194,792	(9)	194,792	(9)	—	*
Paul Davison (56)	149,580		149,580		—	*
Dennis Dilday	500		500		—	*
David Dunwoody (10)	222,428		222,428		—	*
Hill Feinberg (11)	418,747		418,747		—	*
Rick Fox (57)	17,537		17,537		—	*
Global Energy & Natural Resources (12)	90,000		90,000		—	*
Sheldon Goldman	1,090,167	(13)	161,616	(13)	928,551	*
The Jay Goldman Master Trust L.P. (14)	125,000	(15)	125,000	(15)	—	*
David West Griffin (16)	1,370,272		1,370,272		—	*
Yehuda Harats	192,585	(17)	192,585	(17)	—	*
Iridian Charter Fund, LP (18)	106,000	(19)	106,000	(19)	—	*
JVL Global (20)	96,000	(21)	96,000	(21)	—	*

Name of Selling Stockholder	Number of Shares of Common Stock Owned Prior to the Offering (1)		Number of Shares of Common Stock Offered Hereby		Number of Shares Owned Upon Completion of the Offering	Percentage of Shares Owned Upon Completion of the Offering (2)
JVL Global (QP) (20)	170,668	(22)	170,668	(22)	—	*
Paul and Carole Anne Latter	119,000	(23)	119,000	(23)	—	*
Stewart Lawrence (58)	198,101		198,101		—	*
Nathan Low	980,000	(24)	980,000	(24)	—	*
Ruth Low	821,001	(25)	30,000	(25)	791,001	*
Ben Marchive (59)	823,192		823,192		—	*
Hugh Menown (26)	80,954		80,954		—	*
Navitas Fund LP (20)	66,666	(27)	66,666	(27)	—	*
Steve Nelson (60)	301,836		301,836		—	*
Victor Nobel	350		350		—	*
John Scott Price	40,000	(28)	40,000	(28)	—	*
QueensCare (4)	50,796	(29)	50,796	(29)	—	*
Leon Recanati	250,002	(30)	250,002	(30)	—	*
Jay Rodin	1,190,167	(31)	261,616	(31)	928,551	*
Diane Schaefer	450		450		—	*
John Daniel Schiller, Jr. (32)	7,920,562	(32)	7,920,562		—	*
Southport Energy Plus Master Fund, LP (33)	1,007,300	(34)	1,007,300	(34)	—	*
Southport Energy Plus Partners (33)	1,287,700	(35)	1,287,700	(35)	—	*
Sunrise Equity Partners LP (36)	5,000,001	(37)	5,000,001	(37)	—	*
Sunrise Securities Corp. (38)	9,329,080	(39)	2,635,803	(39)	6,693,777	4.6%
Union Bancaire Privee Asset Management LLC (40) (42)	33,348	(41)	33,348	(41)	—	*
US Global Investors Global Resources Fund (42)	1,111,649	(43)	790,000	(43)	—	*
Westcliff Aggressive Growth, LP (4)	51,428	(44)	51,428	(44)	—	*
Westcliff Energy Partners, LP (4)	39,274	(45)	39,274	(45)	—	*
Westcliff Foundation (4)	6,786	(46)	6,786	(46)	—	*
Westcliff Fund, L.P. (4)	501,068	(47)	501,068	(47)	—	*
Westcliff Long/Short LP (4)	126,330	(48)	126,330	(48)	—	*
Westcliff Master Fund LP (4)	202,080	(49)	202,080	(49)	—	*
Westcliff Partners LP (4)	54,016	(50)	54,016	(50)	—	*
Westcliff Small Cap Fund, LP (4)	6,150	(51)	6,150	(51)	—	*
Westcliff Ventures Fund, LP (4)	72,192	(52)	72,192	(52)	—	*
Steven Albert Weyel (53)	3,084,841		3,084,841		—	*
Woodmont Investments, Ltd. (54)	125,000	(55)	125,000	(55)	—	*
Total	38,791,830		29,080,685		9,711,145	6.7%

*	Less than 1%
(1)
Beneficial ownership is determined in accordance with the rules of the Securities and  Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and unit purchase options currently exercisable or convertible, or exercisable or convertible within 60 days of June 1, 2009 are deemed outstanding for computing the beneficial ownership percentage of the person holding such option, warrant or unit purchase option but are not deemed outstanding for any other purpose.

(2)	Percentage prior to the offering is based on 146,415,258 shares of common stock outstanding as of June 1, 2009.
(3)
Includes 38,065 common shares underlying warrants, all of which are offered, and 47,616 common shares underlying 15,872 unit purchase options. Each unit purchase option is exercisable into one common share and two warrants, and each of the two warrants is then exercisable into one common share. Thus, there are a total of three common shares underlying each unit purchase option. Mr. Abitol is an employee of Sunrise Securities Corp. and received his holdings as investment backing compensation, other than his 38,065 warrants acquired in the open market.

(4)
Westcliff Capital Management, LLC (“Westcliff”) is the general partner and/or investment adviser. Richard S. Spencer, as managing member of Westcliff, is deemed to have investment power and voting control over the shares held by this selling shareholder. Westcliff and Mr. Spencer disclaim beneficial ownership as to such securities except to the extent of their respective pecuniary interest therein.

(5)	Includes 14,191 common shares underlying warrants, all of which are offered.
(6)
John Lovoi and Scott Bedford are deemed to hold investment power and voting control over the shares held by this selling stockholder. Mr. Lovoi and Mr. Bedford disclaim beneficial ownership as to such securities.

(7)	Includes 137,500 common shares underlying warrants, all of which are offered.
(8)	Mr. Colvin serves on our Board of Directors.
(9)	Includes 164,352 common shares underlying warrants, all of which are offered.
(10)	Mr. Dunwoody serves on our Board of Directors.
(11)	Mr. Fienberg serves on our Board of Directors.
(12)	Jean Bernard Guyon is deemed to hold investment power and voting control over the shares held by this selling stockholder. Mr. Guyon disclaims beneficial ownership as to such securities.
(13)
Includes 161,616 common shares underlying warrants, all of which are offered, and 928,551 common shares underlying 309,517 unit purchase options. Mr. Sheldon Goldman is an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation, other than the warrants which were purchased in the open market and are owned by S. Goldman Advisors Limited.

(14)
J. Goldman Capital GP, LLC is the general partner of, and Jay G. Goldman is deemed to hold investment power and voting control over shares held by this selling shareholder. As a result of the relationship of Mr. Goldman to J. Goldman Capital GP, LLC, Mr. Goldman may be deemed the beneficial owner of all of the securities held by J. Goldman Capital GP, LLC.

(15)	Includes 125,000 common shares underlying warrants, all of which are offered.
(16)	Mr. Griffin serves as our Chief Financial Officer and on our Board of Directors.
(17)	Includes 128,390 common shares underlying warrants, all of which are offered.
(18)
Renoma Partners LLC, an indirect wholly owned subsidiary of the Govenor and Company of the Bank of Ireland, is the general partner and Terry Lalomia is deemed to have investment power and control over shares held by this selling shareholder. Ms. Lalomia disclaims beneficial ownership as to such securities.

(19)	Includes 106,000 common shares underlying warrants, all of which are offered.
(20)	John Lovoi is deemed to hold investment power and voting control over shares held by this selling shareholder. Mr. Lovoi disclaims beneficial ownership as to such securities.
(21)	Includes 96,000 common shares underlying warrants, all of which are offered.
(22)	Includes 170,668 common shares underlying warrants, all of which are offered.
(23)	Includes 119,000 common shares underlying warrants, all of which are offered.

(24)
Includes 980,000 common shares underlying warrants owned by Mr. Nathan Low all of which are offered. Does not include (i) 20,000 common shares, 2,615,303 common shares underlying warrants, all of which are offered, and 6,693,777 common shares underlying 2,231,259 unit purchase options owned by Sunrise Securities Corp. (“SSC”), (ii) 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by Sunrise Equity Partners, L.P. (“SEP”), (iii) 1,428,444 common shares underlying 476,148 unit purchase options owned by Sunrise Charitable Foundation Inc. (“SCF”) and (iv) 120,000 common shares underlying 40,000 unit purchase options owned by Sunrise Foundation Trust (“SFT”). Mr. Nathan Low disclaims beneficial ownership of all of our securities owned by the SCF, SFT and SEP (other than Mr. Nathan Low’s ownership of our securities as a result of his ownership of limited partnership interests of SEP). Mr. Nathan Low is the sole shareholder of SSC. Mr. Nathan Low is one of two trustees (the other trustee is his wife, Mrs. Lisa Low) of SCF. Level Counter, LLC (“LC”) is the general partner of SEP, and LC controls the investment power with respect to the securities of the Company owned by SEP. The investment decisions of LC require the unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum. Nathan Low is an employee of SSC and received his holdings as investment banking compensation, other than the common shares underlying warrants which were acquired from purchases on the open market and other than the 20,000 shares of common stock also purchased on the open market.

(25)	Includes 30,000 common shares underlying warrants, all of which are offered, and 791,001 common shares underlying 263,667 unit purchase options.
(26)	Mr. Menown currently serves as our Vice President, Chief Information Officer and Chief Accounting Officer.
(27)	Includes 66,666 common shares underlying warrants, all of which are offered.
(28)	Includes 40,000 common shares underlying warrants, all of which are offered.
(29)	Includes 42,846 common shares underlying warrants, all of which are offered.
(30)	Includes 166,668 common shares underlying warrants, all of which are offered.
(31)
Includes 261,616 common shares underlying warrants, all of which are offered, and 928,551 common shares underlying 309,517 unit purchase options. Mr. Jay Rodin was an employee of Sunrise Securities Corp. and received his holdings as investment banking compensation, other than his 261,616 warrants acquired in the open market.

(32)
Mr. Schiller currently serves as Chairman of our Board of Directors and as our Chief Executive Officer. Includes 150,000 shares Mr. Schiller has transferred to individual family members and 500,000 shares held in trust for the benefit of his family. Mr. Schiller maintains voting control of the shares so transferred, but otherwise disclaims beneficial ownership.

(33)	Anthony Giammalva is deemed to hold investment power and voting control over shares held by this selling shareholder. Mr. Giammalva disclaims beneficial ownership as to such securities.
(34)	Includes 1,007,300 common shares underlying warrants, all of which are offered.
(35)	Includes 1,287,700 common shares underlying warrants, all of which are offered.
(36)
Nathan Low, Amnon Mandelbaum and Marilyn Adler are deemed to hold investment power and voting control over the shares held by this selling stockholder. Sunrise Equity Partners, L.P. is not a broker-dealer; however, it is an affiliate of a broker dealer. The shares held by Sunrise Equity Partners, L.P. were purchased in the ordinary course of business and, at the time of purchase, Sunrise Equity Partners, L.P. had no agreements or understandings, directly or indirectly, with any party to distribute the shares. Sunrise Securities Corp. has advised us that it is a broker-dealer and that it received registrable securities as compensation for investment banking activities to us. Sunrise Securities Corp. has also advised us that it acquired the securities being registered for resale in the ordinary course of business, and at the time of the acquisition, Sunrise Securities Corp. had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(37)
Includes 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants, all of which are offered, owned by Sunrise Equity Partners, L.P. (“SEP”). Level Counter, LLC (“LC”) is the general partner of SEP, and LC controls the investment power with respect to the securities of the Company owned by SEP. The investment decisions of LC require the unanimous vote of all three of Ms. Marilyn Adler, Mr. Nathan Low and Mr. Amnon Mandelbaum. SEP disclaims beneficial ownership of all of the securities of the Company owned by Mr. Nathan Low, Mr. Amnon Mandelbaum, Ms. Marilyn Adler (except for the ownership of securities of the Company as a result of the respective ownership of limited partnership interests of SEP held by Mr. Nathan Low, Mr. Amnon Mandelbaum and Ms. Marilyn Adler), Sunrise Securities Corp. (“SSC”) and the Sunrise Charitable Foundation Inc. (“SCF”), and excludes (i) 980,000 common shares underlying warrants owned by Mr. Nathan Low, (ii) 120,000 common shares underlying 40,000 unit purchase options owned by SFT (iii) 3,228,804 common shares underlying 1,076,268 unit purchase options owned by Mr. Amnon Mandelbaum, (iv) 20,000 common shares, 2,615,303 common shares underlying warrants, and 6,693,777 common shares underlying 2,231,259 unit purchase options owned by SSC and (v) 1,428,444 common shares underlying 476,148 unit purchase options owned by the SCF. SEP acquired its holdings by participation as a purchaser in the initial offering and admission of the Company to the AIM.

(38)
Nathan Low is deemed to hold investment power and voting control over the shares held by this selling stockholder. Sunrise Equity Partners, L.P. is not a broker-dealer; however, it is an affiliate of a broker dealer. The shares held by Sunrise Equity Partners, L.P. were purchased in the ordinary course of business and, at the time of purchase, Sunrise Equity Partners, L.P. had no agreements or understandings, directly or indirectly, with any party to distribute the shares. Sunrise Securities Corp. has advised us that it is a broker-dealer and that it received registrable securities as compensation for investment banking activities to us. Sunrise Securities Corp. has also advised us that it acquired the securities being registered for resale in the ordinary course of business, and at the time of the acquisition, Sunrise Securities Corp. had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(39)
Includes 20,000 common shares, 2,615,303 common shares underlying warrants, all of which are offered, and 6,693,777 common shares underlying 2,231,259 unit purchase options owned by SSC. SSC disclaims beneficial ownership of all the securities of the Company owned by Mr. Nathan Low, Mr. Amnon Mandelbaum, Ms. Marilyn Alder, and excludes (i) 980,000 common shares underlying warrants owned by Mr. Nathan Low, (ii) 120,000 common shares underlying 40,000 unit purchase options owned by SFT, (iii) 3,228,804 common shares underlying 1,076,268 unit purchase options owned by Mr. Amnon Madelbaum, (iv) 2,059,167 shares of common stock and 2,940,834 common shares underlying warrants owned by SEP, and (v) 1,428,444 common shares underlying 476,148 unit purchase options owned by SCF.

(40)
The selling shareholder is a registered investment advisor and has represented that it acquired the shares in the ordinary course of business and, at the time of acquisition, the selling shareholder did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

(41)	Includes 33,348 common shares underlying warrants, all of which are offered.
(42)	Brian Hicks is deemed to hold investment power and voting control over the shares held by this selling stockholder. Mr. Hicks disclaims beneficial ownership as to such securities.
(43)	Includes 790,000 common shares underlying warrants, all of which are offered.
(44)	Includes 29,059 common shares underlying warrants, all of which are offered.
(45)	Includes 17,487 common shares underlying warrants, all of which are offered.
(46)	Includes 3,823 common shares underlying warrants, all of which are offered.
(47)	Includes 270,044 common shares underlying warrants, all of which are offered.
(48)	Includes 76,410 common shares underlying warrants, all of which are offered.
(49)	Includes 89,960 common shares underlying warrants, all of which are offered.
(50)	Includes 30,583 common shares underlying warrants, all of which are offered.
(51)	Includes 2,900 common shares underlying warrants, all of which are offered.
(52)	Includes 42,326 common shares underlying warrants, all of which are offered.
(53)	Mr. Weyel currently serves on our Board of Directors and as our President and Chief Operating Officer.
(54)	Jay G. Goldman is deemed to hold investment power and voting control over shares held by this selling shareholder. Mr. Goldman disclaims beneficial ownership as to such securities.
(55)	Includes 125,000 common shares underlying warrants, all of which are offered.
(56)	Mr. Davison serves on our Board of Directors.
(57)	Mr. Fox serves as our Controller.
(58)	Mr. Lawrence serves as our Vice President of Investor Relations and Communications.
(59)	Mr. Marchive serves as our Senior Vice President of Operations.
(60)	Mr. Nelson serves as our Vice President of Drilling and Production.

PLAN OF DISTRIBUTION

We are registering the shares of common stock previously issued and the shares of common stock issuable upon exercise of the warrants to permit the resale of these shares of common stock by the holders of the common stock and warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. However, we will receive the sale price of any common stock we sell to the selling stockholders upon exercise of the warrants. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this registration statement is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors-in-interest as selling stockholders under this prospectus. In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the SEC, the selling stockholders may deliver these securities to close out such short sales, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Upon us being notified in writing by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of common stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon us being notified in writing by a selling stockholder that a donee or pledgee intends to sell more than 500 shares of common stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Section 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. If a selling stockholder is deemed to be an underwriter, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of securities will be paid by the selling stockholder and/or the purchasers.

If a selling stockholder uses this prospectus for any sale of the common stock, it will be subject to the prospectus delivery requirements of the Securities Act unless an exemption therefrom is available.

The selling stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such selling stockholders in connection with resales of their respective shares under this registration statement.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers.

In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part. Once sold under the registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by Appleby, our Bermuda counsel.

EXPERTS

The consolidated balance sheets of Energy XXI (Bermuda) Limited as of June 30, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years ended June 30, 2008 and 2007 and for the period from inception (July 25, 2005) through June 30, 2006, incorporated by reference herein from the Company’s annual report on Form 10-K for the year ended June 30, 2008, have been audited by UHY LLP, independent registered public accounting firm, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The information included in this prospectus regarding estimated quantities of our proved reserves as of June 30, 2008 were prepared or derived from estimates prepared by Netherland, Sewell & Associates, Inc., independent petroleum engineers, Miller and Lents, Ltd., independent petroleum engineers, and Ryder Scott Company, LP, independent petroleum engineers. These estimates are included in this prospectus in reliance upon the authority of these firms as experts in these matters.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth an itemization of all estimated expenses, all of which we will pay, in connection with the issuance and distribution of the securities being registered:

SEC registration fee	$-
Legal fees and expenses	$30,000
Accounting fees and expenses	$5,000
Miscellaneous	$3,000
Total	$38,000

Item 15. Indemnification of Directors and Officers

Our bye-laws provide for indemnification of our officers and directors against all liabilities, loss, damage or expense incurred or suffered by any officer or director in his or her role as an officer or director of us to the maximum extent permitted by Bermuda law. However, the indemnification does not extend to any matter which would render it void pursuant to the Companies Act 1981 as in effect from time to time in Bermuda.

The Companies Act provides that a Bermuda company may indemnify its officers and directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. A company is also permitted to indemnify any officer or director against any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in favor of the director or officer, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court. However, the Companies Act also states that any provision, whether contained in our bye-laws or in a contract or arrangement between us and the officer or director, indemnifying an officer or director against any liability which would attach to him in respect of his or her fraud or dishonesty will be void.

Our directors and officers also are covered by directors’ and officers’ insurance policies maintained by us. Additionally, we have entered into indemnification agreements with our directors and certain officers. These agreements provide indemnification to the maximum extent under Bermuda law and are subject to amendment only by mutual consent of the indemnified party and the Company. We believe that these contractual agreements are necessary to attract and retain qualified persons as directors and executive officers.

Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or by or in the right of us, against any of our officers or directors on account of any action taken by any officer or director, or the failure of any officer or director to take any action in the performance of his or her duties with or for us; provided, however, that this waiver does not apply to any claims or rights of action arising out of the fraud or dishonesty of an officer or a director, or to recover any gain, personal profit or advantage to which an officer or director is not legally entitled.

Item 16. Exhibits and Financial Statement Schedules

4.1	**	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited
4.2	**	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein.
4.3	**	Indenture, by and among, among Energy XXI Gulf Coast, Inc., Energy XXI (Bermuda) Limited, the Guarantors and Wells Fargo Bank, a national banking association, as trustee, dated as of June 8, 2007.
5.1	***	Opinion of Appleby
23.1	*	Consent of UHY LLP
23.2	*	Consent of Netherland, Sewell & Associates, Inc.
23.3	*	Consent of Miller and Lents, Ltd.
23.4	*	Consent of Ryder Scott Company, LP
23.5	***	Consent of Appleby (contained in Exhibit 5.1)
24.1	***	Powers of Attorney

*	Filed herewith.
**	Exhibit incorporated herein by reference as indicated were filed as exhibits to the Energy XXI Gulf Coast, Inc. Registration Statement on Form S-4 filed on August 22, 2007.
***	Previously filed.

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser:

i.	If the registrant is relying on Rule 430B:

A.
Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B.
Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to these securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii.
If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.

Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(a) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(b) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(c) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(d) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or controlling persons pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(7) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, in the State of Texas on  July 8 , 2009.

ENERGY XXI (BERMUDA) LIMITED

By:	/S/ JOHN D. SCHILLER, JR.
John D. Schiller, Jr.
Chairman and Chief Executive Officer(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated below.

Signature	Title	Date

/S/ STEVEN A. WEYEL	Director, President and Chief Operating Officer	July 8, 2009
Steven A. Weyel

/S/ DAVID WEST GRIFFIN	Director, Chief Financial Officer	July 8, 2009
David West Griffin	(Principal Financial Officer)

*	Director	July 8, 2009
William Colvin

*	Director	July 8, 2009
Paul Davison

*	Director	July 8, 2009
David M. Dunwoody

*	Director	July 8, 2009
Hill A. Feinberg

/S/ HUGH A. MENOWN	Vice President, Chief Information Officer and	July 8, 2009
Hugh A. Menown	Chief Accounting Officer
(Principal Accounting Officer)

*By:	/s/ David West Griffin
David West Griffin
(Attorney-in-fact)

EXHIBIT INDEX

4.1	**	Investor Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) Limited, Sunrise Securities Corp. and Collins Steward Limited
4.2	**	Registration Rights Agreement dated October 13, 2005 among Energy XXI Acquisition Corporation (Bermuda) and the investors named therein
4.3	**	Indenture, by and among, Energy XXI Gulf Coast, Inc., Energy XXI (Bermuda) Limited, the Guarantors and Wells Fargo Bank, a national banking association, as trustee, dated as of June 8, 2007.
5.1	***	Opinion of Appleby
23.1	*	Consent of UHY LLP
23.2	*	Consent of Netherland, Sewell & Associates, Inc.
23.3	*	Consent of Miller and Lents, Ltd.
23.4	*	Consent of Ryder Scott Company, LP
23.5	***	Consent of Appleby (contained in Exhibit 5.1)
24.1	***	Powers of Attorney

*	Filed herewith.
**	Exhibit incorporated herein by reference as indicated were filed as exhibits to the Energy XXI Gulf Coast, Inc. Registration Statement on Form S-4 filed on August 22, 2007.
***	Previously filed.